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www.tanzanianroyalty.com

February 11, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. John Reynolds

Re:

Tanzanian Royalty Exploration Corporation

Registration Statement on Form F-3

Filed: January 13, 2015

File No.: 333-201466

Dear Mr. Reynolds:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated February 3, 2015. We have reproduced the text of the staff’s comments in bold-faced, italicized type and have provided our responses in normal font. Terms used in our responses that are not defined have the meanings as defined in our Form F-3.

1.

We note you are registering the common shares that may be issued upon conversion of outstanding debentures and exercise of outstanding warrants pursuant to a Securities Purchase Agreement dated December 9, 2014. In addition, we note that you sold $10,000,000 of debentures and warrants for $9,200,000, which is subject to an escrow account. We further note that $1,766,582 has been released to you. Please tell us why you believe that you have a completed private placement for the securities underlying the $7,433,418 proceeds which remain in escrow. In this regard, we note Section 1.6(f) in the Securities Purchase Agreement (filed as Exhibit 99.2 to your Form 6-K filed with the Commission on December 15, 2014), which states that the purchaser “has the right, at its option” to use the escrow amount to prepay debentures then outstanding. For guidance we refer you to Securities Act Forms Compliance and Disclosure Interpretation 116.19.

We believe that the Company has successfully completed a private placement of its

Debentures and Warrants pursuant to the December 9, 2014 Securities Purchase Agreement which closed on December 29, 2014. In this regard, we believe that in our circumstance, our facts are more similar to Question 139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013.

Question 139.11 of the Compliance and Disclosure Interpretations (“CDI”) provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the pipe analysis applies to the convertible security, not to the underlying common stock (emphasis added). There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]”

We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of December 9, 2015 (the "Purchase Agreement"), and the related transaction documents fully comply with the above Staff guidance.

The transactions contemplated by the Purchase Agreement were completed and closed on December 29, 2014 (“Closing Date”). On the Closing Date, the Investor acquired the ownership of the $10,000,000 of debentures (the “Debentures”) and warrants (the “Warrants”) validly issued by the Company. The Investor paid the full purchase price of $9,200,000 at the Closing. Further, as of the Closing Date, the Company became obligated to pay the eight percent (8.0%) interest on approximately $6,732,941 of the outstanding principal amount of the Debentures until March 9, 2015, and the full outstanding principal amount of the Debentures thereafter, not merely the portion corresponding to the funds released from Escrow.

Although the portion of proceeds were put into escrow, the escrowed proceeds do not cause a portion of the Debentures to have not been validly sold, because as of the Closing Date, the Investor became subject to the market risk of the full $10,000,000 in Debentures. At the time that the Company and the Investor executed the transaction documents on December 9, 2014, all of the terms of the Debentures were determined, and upon the initial release of funds from escrow account on December 29, 2014, further withdrawals from the escrow are not subject to the discretion of the Investor or the Company and are irrevocably required upon the Company’s accomplishment of the milestones described in the Purchase Agreement. There are no conditions in the Purchase Agreement relating to additional closings or withdrawals from the escrow account that are within the Investor's control or that the Investor can cause not to be satisfied. The Debentures and Warrants have been purchased, and merely a portion of the cash proceeds are held by a third party although the Company is obligated to repay the full $10,000,000 Debenture. Accordingly, in accordance with the above-referenced guidance, the Investor was irrevocably bound to purchase a set number of securities (i.e., the Debentures and Warrants) for a set purchase price (i.e., $9,200,000) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the investor was at market risk as of the Closing Date, which was well in advance of the January 13, 2015 date of filing of the Registration Statement with the Commission.

While the Investor does have certain rights to cause the Company to prepay the Debenture using remaining funds in the Escrow Account pursuant to Section 1.6(f) and Section 1.7 of the Purchase Agreement as noted in the staff’s letter, these provisions are not fairly characterized as closing conditions or conditions to the Investor’s obligations to buy the securities because (i) the Investor has no control over the triggers to prepayment described in these Sections of the Purchase Agreement and (ii) prior to the occurrence of any triggers, withdrawals from the escrow account are non-discretionary and irrevocably required upon the Company’s accomplishment of the milestones described in the other provisions of Section 1.6. Accordingly, the triggers in Section 1.6(f) and Section 1.7 of the Purchase Agreement are similar to the universal provision in most if not all debt securities that the occurrence of certain events (e.g., events of default) might trigger the lender’s ability to require repayment of all or some of the outstanding debt.

We further respectfully note that, as expressly stated in the above highlighted portion of Question 139.11 the C&DIs, this PIPE analysis applies to the convertible securities (i.e., the debentures), and not to the underlying common stock. Accordingly, it is not relevant to the PIPE analysis that the monthly redemption payments under Section 5 of the Debenture may be convertible at a formula price that varies with market prices. What matters is only that the investor be irrevocably bound to purchase the Debentures at a fixed price that is not based on market price or fluctuating ratio. This requirement is clearly satisfied under the terms of the Purchase Agreement, because the investor purchased all $10,000,000 worth of the Debentures. In addition, we note that the formula price contained in Section 5 of the Debenture has an effective floor price of $0.54 limiting the total number of shares that may be issued under the Debentures. In further addition, the Investor has no right to require the Company to issue shares of its Common Stock under Section 5 of the Debenture and the payment of monthly redemptions in shares of Common Stock or cash is at the sole option of the Company.

For all of the foregoing reasons, we respectfully submit that the transactions contemplated by the Purchase Agreement and the related transaction documents fully comply with the above-referenced Staff guidance and, therefore, the offering of the shares of the Company's common stock underlying the Debentures is a valid secondary offering.

2.

Revise your risk factors to discuss the effect(s) that converting the debentures and exercising the warrants could have on existing shareholders. In your revised disclosure, quantify total potential dilution, including amounts issued in lieu of cash interest.

We will add the following risk factor with the next amendment:

The purchaser may convert or exercise some or all of the Debentures and the Warrants into our common shares. The issuance of the common shares through such conversion or exercise will dilute current shareholders. As of January 13, 2015, 10,782,143 of our common shares, subject to further adjustment, may be issued in connection with the conversion of the Debentures and upon the exercise of the Warrants. As of December 31, 2014, 101,734,880 of Company’s common shares were outstanding. We have contractually agreed to register 300% of the number of common shares issuable under the Debentures, including interest, and 110% of the number of common shares issuable upon the exercise of outstanding Warrants, which represents 57,558,675 of Company’s common shares that may be sold by the Selling Shareholder.

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated February 3, 2015.

In connection with the submission of this letter, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact the Company’s United States counsel, Daniel Eng, at 415-772-9608.

Tanzanian Royalty Exploration Corporation

By:

/s/ James E. Sinclair

James E. Sinclair

Chief Executive Officer